UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549, U.S.A.

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                                   ATARI, INC.
                                   -----------
          (F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   04651M 10 5
                                   -----------
                                 (CUSIP Number)

                               Frederic Monnereau
                           Infogrames Entertainment SA
                               1 place Verrazzano
                           69252 Lyon Cedex 09 France
                             +33 (0) 4 37 64 30 00
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                January 13, 2005
                  ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].


                               Page 1 of 10 Pages


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xxx

                                  Schedule 13D

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1  NAME OF REPORTING PERSON S.S. OR I.R.S.                    INFOGRAMES
   IDENTIFICATION NO. OF ABOVE PERSON                         ENTERTAINMENT SA
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2  CHECK THE APPROPRIATE BOX IF A MEMBER                                (a) [ ]
   OF A GROUP (SEE INSTRUCTIONS)                                        (b) [ ]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    SC, OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                             [ ]
   IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)
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6  CITIZENSHIP OF PLACE OF ORGANIZATION                                  FRANCE
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    Number of shares         7  SOLE VOTING POWER                 63,117,396(1)
 beneficially owned by       --------------------------------------------------
 each reporting person       8  SHARED VOTING POWER                  260,000(2)
          with               --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER            63,117,396(3)
-------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER                      0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                              63,377,396(4)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                       [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 52.3%(5)
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14  TYPE OF REPORTING PERSON                                                 CO
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_____________________________
1 Includes (i) 60,251,784 shares of Common Stock (the "CUSH Owned Shares") directly held by California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames, following the sale by CUSH of 11,000,000 shares to eight institutional investors on January 13, 2005, (ii) 2,000,000 shares of Common Stock (the "Atari License Shares") issued to Atari Interactive, a wholly owned subsidiary of Infogrames, as part of the extension of the Atari name license, and 865,612 shares of Common Stock (the "IESA Owned Shares") issued to Infogrames Entertainment S.A. as part of the restructuring on September 18, 2003.

2 Represents a proxy for the vote of 260,000 shares of Common Stock (the "Cayre Director Proxy Shares") held by the Cayre family.

3 Includes (i) CUSH Owned Shares, (ii) the Atari License Shares, and (iii) the IESA Owned Shares.

4 Includes (i) CUSH Owned Shares, (ii) the Atari License Shares, (iii) the IESA Owned Shares and (iv) the Cayre Director Proxy Shares.

5 Based on 121,279,275 shares of the Company's Common Stock outstanding as of November 5, 2004.


                               Page 2 of 10 Pages


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1  NAME OF REPORTING PERSON S.S. OR I.R.S.                    CALIFORNIA U.S.
   IDENTIFICATION NO. OF ABOVE PERSON                         HOLDINGS, INC.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER                                (a) [ ]
   OF A GROUP (SEE INSTRUCTIONS)                                        (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                        AF
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                             [ ]
   IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)
-------------------------------------------------------------------------------
6  CITIZENSHIP OF PLACE OF ORGANIZATION                              CALIFORNIA
-------------------------------------------------------------------------------
    Number of shares         7  SOLE VOTING POWER                 60,251,784(6)
 beneficially owned by       --------------------------------------------------
 each reporting person       8  SHARED VOTING POWER                  260,000(7)
          with               --------------------------------------------------
                             9  SOLE DISPOSITIVE POWER            60,251,784(8)
-------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER                      0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                              60,511,784(9)
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                       [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 49.9%(10)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 CO
-------------------------------------------------------------------------------




_____________________________
6 Represents the 60,251,784 CUSH Owned Shares, following the sale by CUSH of 11,000,000 shares to eight institutional investors on January 13, 2005.

7    Represents the 260,000 Cayre Director Proxy Shares.

8    Represents the 60,251,784 CUSH Owned Shares.

9    Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.

10 Based on 121,279,275 shares of the Company's Common Stock outstanding as of November 5, 2004.


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          This Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed on
December 14, 1999, as amended by Amendment No. 1 filed with the Securities Exchange Commission (the "SEC") on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000, as amended by Amendment No. 4 filed with the SEC on January 8, 2001, as amended by Amendment No. 5 filed with the SEC on September 24, 2003, as amended by Amendment No. 6 filed with the SEC on February 24, 2004, as amended by Amendment No. 7 filed with the SEC on June 18, 2004, and as amended by Amendment No. 8 filed with the SEC on January 14, 2005 (as so amended, the "Schedule 13D"), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Atari Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 9 shall have the meanings ascribed to them in the Schedule 13D.

          Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D.

Item 2.   Identity and Background

          This item is hereby amended and restated in its entirety to read as follows:

          (a) Infogrames Entertainment S.A. ("Infogrames") and California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames (previously in the Schedule 13D "Purchaser" and henceforth "CUSH", and together with Infogrames, the "Filing Persons").

          (b) Infogrames is a societe anonyme organized under the laws of France. CUSH is a California corporation.

          (c) The address of the principal office of Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of CUSH is c/o Atari, Inc. 417 Fifth Avenue, New York, NY 10016

          (d) The principal business activities of the Filing Persons is the holding of equity interests in companies engaged in the business of development and distribution of computer software.

          (e) During the past five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (f) Neither Filing Person is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

          Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted,


                               Page 4 of 10 Pages
together with the principal business and address of any such corporation or organization other than Infogrames or CUSH, as the case may be, for which such information is set forth.

          To the best of the Filing Persons' knowledge, none of the Filing Persons' directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of the Transaction

          Item 4 is amended to add the following paragraphs:

          On January 13, 2005 CUSH sold 11,000,000 shares to eight institutional investors at a negotiated price of $2.55 per share.

Item 5.   Interest in Securities of the Issuer

          Item 5 is amended to add the following statements to each of the following paragraphs:

          (a) The responses of the Filing Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The calculation of the following percentages is based on the number of shares of Common Stock disclosed as outstanding as of November 5, 2004, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended September 30, 2004 as filed with the Securities & Exchange Commission on November 9, 2004. Following the sale by CUSH of 11,000,000 shares to eight institutional investors on January 13, 2005, CUSH may be deemed to be the beneficial owner of 60,511,784 shares of Common Stock, including the 60,251,784 shares of Common Stock directly held by CUSH and the 260,000 shares held by the Cayre Group and subject to a proxy in favor of CUSH for the election and removal of directors pursuant to the Cayre Purchase Agreements. The 60,511,784 shares of Common Stock of which CUSH may be deemed the beneficial owner represent 49.9%% of the outstanding shares of the Company.

               Following the sale by CUSH of 11,000,000 shares to eight institutional investors on January 13, 2005, Infogrames may be deemed to be the beneficial owner of 63,377,396 shares of Common Stock, including, by virtue of its ownership of 100% of the capital stock of CUSH, 60,511,784 shares of Common Stock that are deemed beneficially owned by CUSH and, in addition, the 2,000,000 Atari License Shares held by Infogrames wholly owned subsidiary Atari Interactive and the 865,612 shares of Common Stock directly held by Infogrames. The 63,377,396 shares of which Infogrames may be deemed the beneficial owner represent 52.3% of the outstanding shares of the Company.

          Except as disclosed in this Item 5(a), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this


                               Page 5 of 10 Pages


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          Statement beneficially owns any Shares or has the right to acquire any
          Shares.

          (b) The responses of the Filing Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

          Except as disclosed in this Item 5(b), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

          (c) The responses of the Filing Persons to Item 4 hereof are incorporated herein by reference.

          Except as disclosed in this Statement, none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement has effected any transaction in the Shares during the past 60 days.

          (d) To the best knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is amended to add the following paragraphs:

          Pursuant to eight separate purchase agreements (the form of which is attached hereto as Exhibit 99.3), CUSH sold 11,000,000 shares to eight institutional investors at a negotiated price of $2.55 per share on January 13, 2005. The shares were sold from the 12,052,115 shares registered on Atari's Registration Statement on Form S-3 (No. 333-117136) (the "Registration Statement"). As of the date hereof 1,052,115 remain unsold under the Registration Statement.

          Wedbush Morgan Securities Inc. ("WMS") acted as agent for the Seller pursuant to the letter agreement, dated January 7, 2005, attached hereto as Exhbit 99.4. WMS received a transaction fee of 4.0% plus reimbursement of its reasonable out-of-pocket expenses in connection with the sale.

Item 7.   Materials to Be Filed as Exhibits

          Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons. (Filed on 1/14/2005 as Exhibit 1 to
                         Schedule 13D to Amendment No. 8 and incorporated herein by reference.)


                               Page 6 of 10 Pages


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          Exhibit 2      Joint Filing Agreement between the Filing Persons.
                         (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

          Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as Exhibit 3 to Schedule 13D and incorporated herein by reference.)

          Exhibit 4 Short Term Note of the Company in the Principal Amount of $25.0 million. (Filed on 12/14/1999 as Exhibit 4 to Schedule 13D and incorporated herein by reference.)

          Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to CUSH. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

          Exhibit 6 5% Subordinated Convertible Note of the Company, issued to CUSH. (Filed on 1/10/2000 as Exhibit 6 to Amendment No.1 to Schedule 13D and incorporated herein by reference.)

          Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

          Exhibit 8 Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to Schedule 13D and incorporated herein by reference.)

          Exhibit 9 Exchange Agreement, dated as of November 15, 1999, among the Company and the GAP Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)

          Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as Exhibit 11A to Schedule 13D and incorporated herein by reference.)

          Exhibit 11 Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and CUSH. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

          Exhibit 12 Right of First Offer Agreement, dated as of November 15, 1999, among CUSH and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)


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          Exhibit 13     Supplemental Agreement, dated May 19, 2000, between
                         Edmondson, Ward and Infogrames. (Filed on 10/04/2000 as
                         Exhibit 13 to Amendment No. 3 and incorporated herein by reference.)

          Exhibit 14 Warrant Agreement, dated as of February 15, 2000, among the Company and CUSH, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to CUSH. (Filed on 10/04/2000 as Exhibit 14 to Amendment No. 3 and incorporated herein by reference.)

          Exhibit 15 Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between CUSH and the Company. (Filed on 10/04/2000 as Exhibit 15 to Amendment No. 3 and incorporated herein by reference.)

          Exhibit 16 Agreement and Plan of Merger, dated as of September 6, 2000, by and among the Company, Merger Sub, Infogrames, CUSH and INA. (Filed by the Company on 09/12/00 as Exhibit A to its Proxy Statement on
                         Schedule 14C and incorporated herein by reference.)

          Exhibit 17     Stock Purchase and Exchange Agreement, dated
                         December 28, 2001, among Infogrames and the Sellers. (Filed on 01/04/2001 as Exhibit 16 to Amendment No. 4 and incorporated herein by reference.)

          Exhibit 18 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $40,812,000. (Filed on 01/04/2001 as Exhibit 17 to Amendment No. 4 and incorporated herein by reference.)

          Exhibit 19 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $9,188,000. (Filed on 01/04/2001 as Exhibit 18 to Amendment No. 4 and incorporated herein by reference.)

          Exhibit 20     Trademark License Agreement, dated as of September
                         4, 2003, among Infogrames, Atari Interactive and the Company. (Filed by the Company on 09/05/03 as Exhibit
                         10.71 to its Registration Statement on Form S-2 and incorporated herein by reference.)

          Exhibit 21 Agreement Regarding Satisfaction of Debt and License Amendment, dated as of September 4, 2003, among CUSH, Infogrames and the Company. (Filed by the Company on 09/18/03 as Exhibit 10.70 to its Registration Statement on Form S-2 and incorporated herein by reference.)


                               Page 8 of 10 Pages


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          Exhibit 22     Underwriting Agreement, dated September 18, 2003,
                         among the Company, Infogrames and UBS Securities LLC, Harris Nesbitt Gerard, Inc., and SoundView Technology Corporation, as Managing Underwriters. (Filed by the Company on 09/18/03 as Exhibit 1 to its Registration Statement on Form S-2 and incorporated herein by reference.)

          Exhibit 23 ISDA Master Agreement, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 23 to Amendment 7 and incorporated herein by reference.)

          Exhibit 24 Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen, as amended on June 15, 2004. (Filed on 6/18/2004 as Exhibit 24 to Amendment 7 and incorporated herein by reference.)

          Exhibit 25 Amendment, dated June 15, 2004, to Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 25 to Amendment 7 and incorporated herein by reference.)

          Exhibit 26 Registration Rights Agreement, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 26 to Amendment 7 and incorporated herein by reference.)

          Exhibit 99.1   Letter Agreement, dated October 28, 2004, between
                         CUSH and Nexgen amending the Transaction Confirmation. (Filed on 1/14/2005 as Exhibit 99.1 to Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

          Exhibit 99.2   Letter Agreement, dated December 21, 2004, between
                         CUSH and Nexgen relating to the Termination of the Transaction. (Filed on 1/14/2005 as Exhibit 99.2 to
                         Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

          Exhibit 99.3   Form of Letter Purchase Agreement, dated January
                         13, 2005, between CUSH and each purchaser relating to the sale of 11,000,000 shares. *

          Exhibit 99.4   Letter Agreement, dated January 7, 2005, between
                         CUSH and Wedbush Morgan Securities Inc. ("WMS"), relating to WMS's appointment as agent of CUSH in the sale of shares. *

__________________
*  Filed with this Amendment.


                               Page 9 of 10 Pages


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2005            By:  INFOGRAMES ENTERTAINMENT SA



                                    By:__________________________________
                                    Bruno Bonnell
                                    Chairman and Chief Executive Officer



Dated:  January 14, 2005            By:  CALIFORNIA U.S. HOLDINGS, INC.



                                    By:__________________________________
                                    Bruno Bonnell
                                    Chairman and Chief Executive Officer


                               Page 10 of 10 Pages